Exhibit 99.1

TURBO ENERGY ADVANCES NASDAQ COMPLIANCE AND EXPANDS GLOBAL ENERGY STORAGE FOOTPRINT

Approximately $5.0 million in strategic capital raises strengthened shareholders’ equity above Nasdaq minimum requirements while supporting continued international expansion

VALENCIA, Spain — (GLOBE NEWSWIRE) – JUNE 3, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, today provided an update regarding its Nasdaq compliance process following strong operational execution and a materially strengthened financial position over 2025 and early 2026.

During 2026, Turbo Energy raised approximately $5.0 million in aggregate gross proceeds through a Registered Direct Offering (“RDO”) and issuances under the Company’s at-the-market (“ATM”) program. As a result, shareholders’ equity increased from approximately $1.88 million as of December 31, 2025, to approximately $6.48 million as of today, positioning the Company above Nasdaq’s minimum stockholders’ equity requirement and strengthening the financial foundation that supports its long-term growth strategy.

2025 and early 2026 marked a genuine inflection point for the Company. Turbo Energy accelerated its evolution into a technology integrator combining solar generation, advanced battery storage and AI-driven intelligent energy management software into scalable infrastructure solutions serving both residential and commercial & industrial (“C&I”) customers.

Throughout this transformation, Turbo Energy continued expanding its international footprint through large-scale industrial storage deployments, hybrid energy infrastructure projects and intelligent energy optimization solutions designed to improve efficiency, reduce electricity costs and strengthen operational resilience for energy-intensive customers.

“Over the last year, we have executed a broad operational, technological and financial transformation across the Company,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “We have strengthened our balance sheet, expanded our international presence and made meaningful progress across next-generation energy storage, electrification and AI-enabled energy management markets. These achievements reflect the deliberate execution of a long-term strategy built around where global energy demand is heading.”

Soria continued, “We remain firmly committed to maintaining our Nasdaq listing and to continuing to scale operations in markets where the need for clean, efficient and resilient energy infrastructure is growing fastest.”

During 2025 and early 2026, Turbo Energy strengthened its strategic positioning through multiple operational milestones and international expansion initiatives, including:

●	Strategic partnership with Hithium to integrate Turbo Energy’s AI-driven energy optimization software into battery storage systems across Europe and Latin America.

●	Expansion into defense and energy security, with deployment of intelligent energy storage systems supporting international military operations in mission-critical environments.

●	Growth of Turbo Energy Solutions in Chile, focused on integrated solar, storage and Energy-as-a-Service (“EaaS”) infrastructure deployments across one of Latin America’s most active renewable energy markets.

●	Advancement of the international C&I pipeline, including industrial-scale storage deployments and hybrid energy infrastructure projects across multiple international markets.

●	Continued development and protection of proprietary technology supporting next-generation intelligent energy infrastructure solutions.

Nasdaq’s review process remains ongoing. While no assurance can be provided regarding the outcome or timing of Nasdaq’s final determination, the Company believes the capital initiatives completed to date, combined with its continued operational progress, reflect a sustained and credible commitment to Nasdaq’s listing standards and to delivering long-term shareholder value.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications
Phone: 407-960-4636

Email: dodihandy@turbo-e.com